

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

Kensaku Ichinose
Chief Financial Officer
Pepper Food Service Co., Ltd.
17th Floor, Olinas Tower
4-1-3 Taihei, Sumida-Ku
Tokyo, Japan

> **Re: Pepper Food Service Co., Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form 20-F**
> **Submitted August 13, 2018**
> **CIK No. 0001740303**

Dear Mr. Ichinose:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Information About the Company
Business Overview
Products Development, page 29

1. We note your response to our prior comment 6 that you "do not have an exclusive right under the agreement [with Oshin Co., Ltd.] to purchase the products jointly developed." Please revise your risk factors section to disclose the risk of other restaurants using the

Iron Plate, or tell us why this does not present a material risk. We note your disclosure that the Iron Plate is one of your distinguishing features that allows you to prepare dishes quickly and at lower price points than your competitors.

Operating and Financial Review and Prospects
Operating Results - Two Years Ended December 31, 2017 and 2016
Segment Income, page 44

2.   We have reviewed your response and the revised disclosures to our prior comment 9. Please disclose within the gross profit section on page 43, the significance of presenting this measure and explain how it should be understood in evaluating the profitability of the business in addition to, or as a supplement to that of segment income as used by the CODM as shown at page 44. We note the aggregate gross profit amount for the years ended December 31, 2017 and 2016 was ¥15.081 million and ¥9.668 million, respectively, as compared to the much lower amount of IFRS aggregated segment income of ¥1.790 million and ¥0.882 million, respectively. Please address how management evaluates each of these profitability measures in analyzing its business operations. In addition, in the segment income reconciliation table, please parenthetically indicate next to the last line item description, IFRS total, that such is also your consolidated operating income as shown in the audited financial statements.

Liquidity and Capital Resources
Cash Flows, page 46

3.   We have reviewed your response and the revised disclosures to our prior comment 11. We note you define free cash flow as cash provided by operating activities less cash used in investing activities. Please note that this computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities as presented in the statements of cash flows less capital expenditures). See Item 10(e)(1)(i) of Regulation S-K and Question No. 102.07 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated April 4, 2018. Therefore, please revise your computation or revise the title of this non-IFRS measure so it is not confused with free cash flow as typically calculated, such as adjusted free cash flow, and provide a reconciliation of this measure to the most comparable IFRS measure of operating activities as shown in the statements of cash flows at page F-8 for each year provided. Also, expand your narrative of the usefulness of this measure to disclose it is not computed or determined in accordance with IFRS nor does it represent residual cash flow available for discretionary expenditures.

Restaurant Development and Capital Expenditures, page 46

4.   We have reviewed your response and the revised disclosures to our prior comment 10. Please expand your tabular reconciliation on page 47 to also disclose a line item for total capital expenditures as shown in the statements of cash flows at page F-8, which should

be identified as such. We note the total capital expenditure amounts are higher than the amount shown in the table for fiscal year December 31, 2017 and lower than the amount shown for fiscal year December 31, 2016. You may choose to continue to identify and describe the differences within the double asterisk footnote to the table.

Directors, Senior Management and Employees
Limitation of Liability Agreements, page 58

5.   We note your disclosure regarding your limitation of liability agreements with non-executive directors and auditors. Please tell us whether such agreements are intended to apply to claims under the U.S. federal securities laws.

Description of Securities Other Than Equity Securities
American Depositary Shares, page 82

6.   We note your response to our prior comment 15. We also note that Section 5.3 of the deposit agreement states that "No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement," and that a similar statement is provided in Section 18. Please revise the deposit agreement to provide that no disclaimer is intended with respect to any claims arising under the U.S. federal securities laws.

Voting Rights, page 84

7.   Please disclose here, if true, that an ADS holder who does not hold at least one unit (100 common shares) is not entitled to any voting rights pertaining to the underlying shares. We note your related disclosure on page 19.

Notes to Financial Statements
Note 2.3 Summary of Other Significant Accounting Policies
Revenue Recognition, page F-10

8.   We have reviewed your response and the revised disclosures made at page 39 in response to our prior comment 18. Please expand your revenue recognition policy under the heading, Revenue from restaurants owned by the Group, on page F-10 to disclose your accounting for revenue from outsourced stores. For example, we note from disclosure on page 27 that revenue from outsourced stores is recognized in the same manner as from directly-managed restaurants, and that the payment and cost structure are further detailed. Please include this entire disclosure, beginning with "Certain of our directly-owned stores are operated by contractors on an outsourced basis...all payroll and other employment expenses are paid by the operators" at page F-10. Please also reconcile the payment to the contractor with disclosure in MD&A at page 39 that, "In general, we pay to a contractor on a monthly basis a minimum guaranteed service fee and share the profits after a royalty fee and various operating costs." In this regard, clarify what is meant by sharing the profits after a royalty fee and various operating costs.

You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure